Commission File Number 001-31914

Exhibit 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventh Meeting of the Sixth Session of the Board of Supervisors of China Life Insurance Company Limited

The seventh meeting (the “Meeting”) of the sixth session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on August 22, 2019 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 7, 2019. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Jia Yuzeng, chairman of the Board of Supervisors, and Luo Zhaohui, Han Bing and Cao Qingyang, supervisors of the Company. Song Ping, a supervisor of the Company, was on leave for other business and authorized in writing, Cao Qingyang, a supervisor of the Company, to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Board of Supervisors of the Company.

The Meeting was presided over by Chairman Mr. Jia Yuzeng. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2019

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2019 and the H Shares Interim Report of the Company for the First Half of 2019

The Board of Supervisors believes that:

a.

The preparation and review procedures of these Interim Reports for the First Half of 2019 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

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Commission File Number 001-31914

b.

The content and form of these Interim Reports for the First Half of 2019 meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; the information contained in each report truthfully, accurately and completely reflects the operation results and financial performance of the Company in the first half of 2019.

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2019 was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

3.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2019

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 22, 2019

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